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                     [HALE & DOOR LETTERHEAD APPEARS HERE]


                                          November 25, 1996


VIA ELECTRONIC SUBMISSION
-------------------------

J. Evin Calio, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Giga Information Group, Inc.
          Registration Statement on Form S-1
          File No. 333-11711

Dear Evin:

     On behalf of Giga Information Group, Inc. (the "Company") we hereby withdraw the Company's Registration Statement on Form S-1, as amended, which was initially filed with the Commission on September 10, 1996. We also request that the Company's Application for Confidential Treatment, which was filed concurrently with the initial filing of the Registration Statement, be withdrawn.

     Please contact either Mark G. Borden or the undersigned with any comments or questions.

                                          Very truly yours,

                                          /s/ Cynthia Tanner

                                          Cynthia Tanner

CT/mkd

cc:  Gideon I. Gartner
     Paul P. Brountas, Esq.
     Mark G. Borden, Esq.